UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Banco Itaú Chile

(formerly known as Itaú Corpbanca)

(Name of Subject Company (issuer))

Itaú Unibanco Holding S.A.

ITB Holding Brasil Participações Ltda.

(Name of Filing Persons (Offerors))

Common Shares, no par value per share

(Title of Class of Securities)

CL0002841873*

(ISIN Number of Class of Securities)

*The Common Shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange under the symbol “ITAUCL”

American Depositary Shares, each representing one-third of one Common Share

(Title of Class of Securities)

45033E105 (Sponsored ADR)**

(CUSIP Number of Class of Securities)

**CUSIP number of the American Depositary Shares (“ADSs”), each representing one-third of one Common Share, listed on the New York Stock Exchange.

Investor Relations

Av. Presidente Riesco 5537

Las Condes

Santiago, Chile

Telephone: +562.2660.1751, Facsimile: +562.2660.2476

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

George Karafotias

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

 Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO is being filed by (i) Itaú Unibanco Holding S.A., a company organized under the laws of the Federative Republic of Brazil (“IUH”) and (ii) ITB Holding Brasil Participações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil (“ITB”), pursuant to General Instruction D to Schedule TO, in relation to the intention of IUH to initiate the process to commence a voluntary tender offer to purchase all of the issued and outstanding common shares, no par value per share (collectively, the “Common Shares”), of Banco Itaú Chile (formerly known as Itaú Corpbanca), a publicly-traded company (sociedad anónima) organized under the laws of the Republic of Chile (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents one-third of one Common Share) (collectively, the “ADSs”), other than any Common Shares (including any ADSs) owned directly or indirectly by IUH and/or its affiliates). IUH is the controlling shareholder of ITB.

This filing relates solely to preliminary communications made before the commencement of the tender offer.

Important Additional Information

The tender offer described herein has not yet commenced. This filing is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any Common Shares (including any ADSs) or other securities. If and at the time the tender offer is commenced, IUH and ITB intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and no later than 10 business days from the date of commencement of the tender offer, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TENDER OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by IUH and ITB, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

The tender offer will not be made, directly or indirectly, in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require IUH and ITB to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

In addition, the tender offer documents, this Schedule TO and related materials will not and may not be distributed, forwarded and transmitted into or from any jurisdiction where prohibited by applicable law.

Cautionary Statements Regarding Forward-Looking Statements

This filing may contain certain forward-looking statements regarding future events, conditions, circumstances or the future financial performance of the Company following completion of the transaction mentioned herein. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Many risks, uncertainties and other factors, which are often times beyond our control, could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this filing, risks relating the timing for the commencement of the tender offer, the completion of the proposed tender offer on anticipated terms and timing, including satisfaction of all conditions to the tender offer. IUH and ITB cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. IUH and ITB disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of IUH, ITB, the Company or any of their respective affiliates, following completion of the proposed transaction. Please consult any further disclosures IUH, ITB and/or the Company make on related subjects in reports to the SEC.

Item 12.     Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99.1	Announcement to the Market, dated May 29, 2023.